Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in the Registration Statement on Form F-1 of Gorilla Technology Group Inc. (the “Company”) of our report dated March 31, 2022, with respect to our audit of Global SPAC Partners Co.’s financial statements as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and for the period from August 6, 2020 (inception) through December 31, 2020, which includes an explanatory paragraph as to Global SPAC Partners Co.’s ability to continue as a going concern and an explanatory paragraph as to material misstatement in previously issued balance sheet and appears in the Prospectus as part of this Registration Statement.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/S/ UHY LLP

New York, New York

February 22, 2023